March 18, 2020

Justin Dobbie

Legal Branch Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	MSG Entertainment Spinco, Inc.
Registration Statement on Form 10
Filed on March 6, 2020
File No. 001-39245

Dear Mr. Dobbie:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated March 13, 2020, regarding the Registration Statement on Form 10 (the “Form 10”) of MSG Entertainment Spinco, Inc. (the “Company”) filed by the Company on March 6, 2020. The Company’s response to the comment letter follows.

The Company has filed today with Amendment No. 1 to the Form 10 all exhibits that were not included the initial Form 10 filed on March 6, 2020, but also respectfully notes that a form of each of the exhibits filed today (other than Exhibits 10.47, 10.48, 10.51, 10.52 and 10.53) was previously submitted with one of the Company’s Draft Registration Statements on Form 10.

Registration Statement on Form 10-12B

General

1.	Please revise your exhibit index notes to indicate that portions of the Exhibits 10.4, 10.5, 10.18, 10.19, 10.21, and 10.23 through 10.26 have been omitted. Refer to Item 601(b)(10) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has revised the exhibit list notes to the Form 10 to indicate that portions of the Exhibits 10.4, 10.5, 10.18, 10.19, 10.21, and 10.23 through 10.26 have been omitted.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ Philip D’Ambrosio
Philip D’Ambrosio
Interim Chief Financial Officer,
Treasurer and Secretary

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP
Robert P. Nardone, KMPG LLP
Tonya K. Aldave, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Scott Stringer, Securities and Exchange Commission